April 2013 Preliminary Terms No. 746 Registration Statement No. 333-178081 Dated April 17, 2013 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities
Senior Fixed to Floating Rate Notes due April 28, 2023
Based on the Performance of RBOB Gasoline
The notes are senior unsecured obligations of Morgan Stanley.  As further described below, interest will accrue and be payable on the notes quarterly, in arrears: (i) in year 1: at a rate of 7.00% per annum and (ii) in years 2 to maturity: at a variable rate equal to one percent plus the commodity price in U.S. cents on the related annual coupon reset date divided by 100, as determined on the applicable coupon reset date.  The coupon payments after the first year and market value of these notes are based on the price of RBOB gasoline, and the price of a single commodity tends to be more volatile than, and may not correlate with, the prices of commodities generally, and may change unpredictably and affect the value of the reference coupon and the notes in unforeseen ways.  The notes are for investors who seek an opportunity to earn interest at an above market rate for the first year in exchange for the risk of receiving interest at a below market rate after the first year depending on the price of the underlying commodity on the annual coupon reset dates.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Underlying commodity:	RBOB gasoline
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	April 26, 2013
Original issue date:	April 30, 2013 (2 business days after the pricing date)
Maturity date:	April 28, 2023
Interest accrual date:	April 30, 2013
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference coupon:
An annual rate, calculated as follows:  [(commodity price in U.S. cents) / 100] + 1.00%

The commodity price determined on any coupon reset date shall apply to each coupon payment date from but excluding the coupon payment date that is the current coupon reset date to and including the coupon payment date that is the next coupon reset date.  Please see “Additional Provisions—Reference Coupon” below.

Coupon rate:
From and including the original issue date to but excluding April 28, 2014: 7.00% per annum

From and including April 28, 2014 to but excluding the maturity date (the “floating interest rate period”): Reference coupon

Coupon payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Coupon payment dates:
Each January 28, April 28, July 28 and October 28, beginning July 28, 2013; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day.

Coupon reset dates:
Annually on each April 28, from and including April 28, 2014 to but excluding the maturity date; provided that if any scheduled coupon reset date is not a trading day with respect to the underlying commodity or if a market disruption event occurs on any scheduled coupon reset date, the commodity price for such date will be the commodity price on the next trading day on which no market disruption event occurs.

Day-count convention:	30/360
Commodity price:
On any trading day, the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the New York Mercantile Exchange (“NYMEX”) of the first nearby month futures contract, stated in U.S. cents, as made public by NYMEX on such day.

Redemption:	Not applicable
Specified currency:	U.S. dollars
Record date:
The record date for each coupon payment date shall be the date one business day prior to such scheduled coupon payment date; provided, however, that any coupon payable at maturity shall be paid to whom the payment at maturity is due.

CUSIP / ISIN:	6174824H4 / US6174824H42
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)	Trustee:	The Bank of New York Mellon
Commissions and issue price:	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $980 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $   for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $    per note.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 21, 2011              Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Fixed to Floating Rate Notes due April 28, 2023
Based on the Performance of RBOB Gasoline

The Notes

The notes offered are debt securities of Morgan Stanley.  Interest on the notes will accrue and be payable quarterly, in arrears, in (i) year 1, at a fixed rate equal to 7.00% per annum and (ii) years 2 to maturity, at a variable rate equal to one percent plus the commodity price in U.S. cents on the related annual coupon reset date divided by 100, as determined on the applicable coupon reset date.   We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  The coupon payments after the first year and market value of these notes are based on the price of RBOB gasoline, and the price of a single commodity tends to be more volatile than, and may not correlate with, the prices of commodities generally, and may change unpredictably and affect the value of the reference coupon and the notes in unforeseen ways.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Definitions

“Commodity price” means, for any trading day, the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX of the first nearby month futures contract, stated in U.S. cents, as made public by NYMEX on such day; provided that if a market disruption event with respect to the underlying commodity occurs on any trading day, the commodity price for such trading day will be the commodity price on the next trading day on which no market disruption event has occurred.

Reuters and various other third party sources may report the price of the underlying commodity.  If any such reported price differs from that as published by the NYMEX or its successor, the price published by NYMEX or its successor will prevail.

“Trading day” means a day, as determined by the calculation agent, that is a day on which the relevant exchange for the underlying commodity is open for trading during its regular trading session, notwithstanding any such relevant exchange closing prior to its scheduled closing time.

“Relevant exchange” means the NYMEX, or, if the NYMEX is no longer the principal exchange or trading market for the underlying commodity, such exchange or principal trading market for the underlying commodity that serves as the source of prices for the underlying commodity and any principal exchanges where options or futures contracts on the underlying commodity are traded.

“Calculation agent” means Morgan Stanley Capital Group Inc. and its successors.  All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the holder of this note, the trustee and the issuer.  All calculations with respect to the payment at maturity shall be made by the calculation agent and shall be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per stated principal amount shall be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of this note shall be rounded to the nearest cent, with one-half cent rounded upward.

For more information regarding market disruption events with respect to the underlying commodity, see “Annex A—Additional Provisions—Market Disruption Event” in these preliminary terms.

Reference Coupon

How is the reference coupon determined?

Beginning on the April 2014 coupon reset date, the reference coupon will be set at a rate equal to one percent plus the commodity price in U.S. cents for such date divided by 100, as determined by the calculation agent.

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Senior Fixed to Floating Rate Notes due April 28, 2023
Based on the Performance of RBOB Gasoline

Historical Information

The following table sets forth the published high and low commodity prices, as well as end-of-quarter commodity prices for each quarter in the period from January 1, 2008 through April 16, 2013.  The commodity price on April 16, 2013 was 278.18¢.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity should not be taken as an indication of its future performance.

RBOB Gasoline (in U.S. cents per gallon)	High (¢)	Low (¢)	Period End (¢)
2008
First Quarter	274.29	223.99	261.63
Second Quarter	354.80	263.92	350.15
Third Quarter	357.10	239.70	248.47
Fourth Quarter	236.00	79.27	100.82
2009
First Quarter	153.11	100.82	140.00
Second Quarter	207.11	137.17	189.72
Third Quarter	206.93	162.05	172.59
Fourth Quarter	207.05	172.03	205.25
2010
First Quarter	231.00	188.64	231.00
Second Quarter	243.51	193.08	206.06
Third Quarter	219.35	184.94	204.48
Fourth Quarter	245.32	204.10	245.32
2011
First Quarter	310.76	234.27	310.76
Second Quarter	346.48	277.66	303.16
Third Quarter	315.36	255.47	262.60
Fourth Quarter	282.47	244.89	268.63
2012
First Quarter	341.66	268.63	338.99
Second Quarter	339.54	255.01	272.72
Third Quarter	334.20	262.39	334.20
Fourth Quarter	295.93	257.36	281.20
2013
First Quarter	320.35	270.66	310.54
Second Quarter (through April 16, 2013	310.15	275.76	278.18

April 2013	Page 3

Senior Fixed to Floating Rate Notes due April 28, 2023
Based on the Performance of RBOB Gasoline

Daily Commodity Prices of RBOB Gasoline January 1, 2008 to April 16, 2013

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Based on the Performance of RBOB Gasoline

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the price of the underlying commodity, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Yield Risk

▪
The historical performance of RBOB gasoline is not an indication of future performance, and the amount of interest payable on the notes after the first year is uncertain.  Historical performance of RBOB gasoline should not be taken as an indication of its future performance during the term of the notes.  Decreases in the commodity price of RBOB gasoline may adversely affect the trading price of the notes.  After the first year, the interest rate on the notes is based on the price of the underlying commodity on the coupon reset dates.  It is possible that the commodity price will decline below its initial level and remain below that level for extended periods or even for the entire floating interest rate period.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on coupon payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Commodity Risk

▪
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  After the first year, the interest rate of the notes is linked exclusively to the price of RBOB gasoline and not to a diverse basket of commodities or a broad-based commodity index.  The price of RBOB gasoline may not correlate to, and may diverge significantly from, the prices of commodities generally.  Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of RBOB gasoline may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” above.

▪
The return on the notes is linked to a single commodity, and the price of RBOB Gasoline may change unpredictably and affect the value of the notes in unforeseen ways.  RBOB gasoline is the first nearby New York harbor reformulated gasoline blendstock for oxygen blending (“RBOB”) futures contract traded on the NYMEX in units of 42,000 gallons. The contract is based on delivery at petroleum products terminals in New York harbor.  RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack.

The level of demand for non-oxygenated gasoline is primarily influenced by the level of global industrial activity.  In addition, the demand has seasonal variations, which occur during the “driving seasons” usually considered the summer months in North America and Europe.  Further, as RBOB is derived from crude oil, the price of crude oil also influences the price of RBOB.

Crude oil in turn is influenced by global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and

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Based on the Performance of RBOB Gasoline

demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

▪
An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.  The notes have returns based on the price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate.  The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.  Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.  While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact.  In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time.  Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

▪
Legal and regulatory changes could adversely affect the return on and value of your notes.  Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements.  The Commodity Futures Trading Commission, commonly referred to as the "CFTC," and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading.  Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period.  These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.  The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action.  In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general.  The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes.

For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts.  In particular, on October 18, 2011, the CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps.  These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts.  However, the International Swaps and Derivatives Association and the Securities Industry and Financial Markets Association jointly filed a legal challenge to the position limit rules, which were due to take effect on October 12, 2012, in the U.S. District Court for the District of Columbia.  On September 28, 2012, the court vacated the position limit rules and remanded them to the CFTC.  The CFTC announced on November 15, 2012 that it will appeal the court’s decision.  If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such underlying commodity or futures contracts on such underlying commodity or related contracts.  Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in such underlying commodity or futures contracts on such underlying commodity or related contracts.  While the effect of these or other regulatory

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Senior Fixed to Floating Rate Notes due April 28, 2023
Based on the Performance of RBOB Gasoline

developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such underlying commodity or futures contracts on such underlying commodity and therefore, the value of the notes.

▪
Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the notes.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price."  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying commodity and, therefore, the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference coupon, (ii) volatility of the level of the reference coupon, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity.  Depending on the actual or anticipated level of the reference coupon, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the underlying commodity. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may adversely affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

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▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the commodity price, the occurrence or non-occurrence of market disruption events, calculation of the commodity price in the event of a market disruption event, or the reference coupon, may adversely affect the payout to you on the notes.

Other Risk Factors

▪
Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in swaps or futures contracts on the underlying commodity.  Some of our subsidiaries also trade the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially decrease the commodity price, thus potentially decreasing the coupon rate payable during the floating interest rate period.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on April 30, 2013, which will be the second scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $   for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $    per note.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal tax purposes.  Based on the current value of the reference rate, it is expected that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Please read the discussions in the sections called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes,” “United States Federal Taxation—Tax Consequences to U.S. Holders—Backup Withholding and Information Reporting” and “United States Federal Taxation—Tax Consequences to U.S. Holders—Disclosure Requirements” of the accompanying prospectus supplement.  The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

Under this treatment, if you are a U.S. Holder, you generally will be subject to annual income tax based on the “comparable yield” (as described in the Tax Disclosure Sections) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on April 17, 2013, the “comparable yield” would be a rate of 3.1822% per annum, compounded quarterly; however, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  The comparable yield and the projected payment schedule for the notes (or information about how to obtain them) will be provided in the final pricing supplement.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Contact Information

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Annex A—Additional Provisions

Market Disruption Event

“Market disruption event” means, with respect to the underlying commodity, any of a price source disruption, trading disruption, disappearance of commodity reference price, tax disruption, in each case, as determined by the calculation agent.

“Price source disruption” means the temporary or permanent failure of the relevant exchange to announce or publish the commodity price.

“Trading disruption” means the material suspension of, or material limitation imposed on, trading in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange for the underlying commodity.

“Disappearance of commodity reference price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the underlying commodity or futures contracts related to the underlying commodity on the relevant exchange or (ii) the disappearance of, or of trading in, the underlying commodity.

“Tax disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the underlying commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the pricing date, if the direct effect of such imposition, change or removal is to raise or lower the price of the underlying commodity on any day that would otherwise be the determination date from what it would have been without that imposition, change or removal.

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